
September 15, 2023

Reuven Spiegel
Chief Financial Officer
Delek Logistics Partners, LP
310 Seven Springs Way Suite 500
Brentwood, TN 37027

> **Re: Delek Logistics Partners, LP**
> **Registration Statement on Form S-3**
> **Filed September 7, 2023**
> **File No. 333-274402**

Dear Reuven Spiegel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Stephen Hinton